Joseph A. Herz

212-801-6926

herzj@gtlaw.com

July 19, 2016

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kim McManus, Senior Attorney
Office of Real Estate and Commodities

Re:	Rodin Global Access Property Trust, Inc.
Amended Confidential Draft Registration Statement on Form S-11
Submitted May 12, 2016
CIK No. 0001664780

Dear Ms. McManus:

On behalf of Rodin Global Access Property Trust, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for submission to the Securities and Exchange Commission (the “Commission”) via EDGAR, a revised draft submission (the “Second Amended Submission”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on February 18, 2016 (the “Registration Statement”) on Form S-11.

The Second Amended Submission includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Michael Lehrman of the Company, dated June 6, 2016 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of the Second Amended Submission, which have been marked to indicate the location of changes from the Registration Statement, together with four copies of this response letter as submitted to the Commission.

General

1.	We are continuing to evaluate your response to comment 5 and may have further comment.

Ms. Kim McManus

July 19, 2016

Response:

The Company acknowledges that the Staff is continuing to evaluate the Company’s response and may have further comments.

2.	Throughout the prospectus you state that the selling commissions on the Class T shares are limited to 3.0%. The distribution fee, however, is a form of underwriting compensation that you will pay the Dealer Manager for the “distribution” or “sale” of your shares. It appears that the primary difference between the “selling commission” and the “distribution fee” is the manner of calculation and timing of payment. If true, please revise your disclosure throughout the prospectus to clarify that the distribution fee is also part of the selling commission.

Response:

The Company previously has acknowledged in the disclosure in the Registration Statement that distribution fees are underwriting compensation, as disclosed in footnote 4 on page 74 of the Amended Submission. Similar to other issuers in the non-traded REIT industry, the Company includes distribution fees as part of “total underwriting compensation” subject to the 10% limitation imposed by the Financial Industry Regulatory Authority. Consistent with the Company’s prior disclosure, the Company also has revised footnote 2 to the table on the prospectus cover page to further clarify the disclosure.

3.	We note your response to comment 7 of our letter and that you determined that neither CCRE nor RRP is a program for purposes of Industry Guide 5. We further note your disclosure that:

•	Cantor Fitzgerald, L.P. is the indirect parent of your sponsor and advisor, and controls Cantor Commercial Real Estate and BGC Partners, Inc. (which includes Newmark Grubb Knight Frank).

•	Mr. Lehrman, your chairman, was a cofounder of CCRE and served as Co-CEO from April 2014-2016.

We understand that CCRE was a joint venture managed by Cantor and that your chairman was a co-founder and CEO of CCRE. Thus, please provide the disclosure required by Industry Guide 5, including any relevant prior performance disclosure, or provide us with a detailed analysis as to why CCRE not should be considered a prior program sponsored by Cantor or its affiliates under Industry Guide 5. We may have further comment.

Response:

The Company advises the Staff that it continues to believe that it has complied with the applicable provisions of Guide 5, as updated by CF Disclosure Guidance: Topic No. 6 (collectively, “Guide 5”), including Item 8 (Prior Performance of the General Partner and

Ms. Kim McManus

July 19, 2016

Affiliates), as analyzed below with specific reference to Cantor Commercial Real Estate Company, L.P. (“CCRE”).

CCRE

Business of CCRE

CCRE is a commercial real estate finance company, which originates, securitizes and services fixed and floating-rate commercial and multi-family mortgages collateralized by real estate assets throughout the United States.

Cantor Commercial Real Estate Sponsor, L.P., a subsidiary of Cantor, is the managing partner of CCRE. Under the terms of the partnership agreement governing the CCRE joint venture, CIM Group, a real estate private equity firm (“PE Firm”), as co-general partner of CCRE, has certain approval rights with respect to actions by CCRE, including (i) the right to dissolve the partnership at any time, (ii) entry into certain transactions, (iii) acquisitions or investments outside the ordinary course of its business, (iv) approval of the annual budget , (v) operation of CCRE outside of, or material changes to, the investment guidelines, (vi) operation of CCRE outside of, or material changes to leverage restrictions or incurrence of certain indebtedness, and (vii) certain affiliated transactions.

CCRE is not a “program” within the meaning of Guide 5

Although not defined in Guide 5, in the Commission’s releases that accompanied the adoption and revisions to Guide 5, the Commission discussed what it meant by the term “program” as used in Guide 5. In Release No. 34-18161 (the “Release”), for example, the Commission makes clear that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering”; (ii) a second “operational phase of the program [which] commences with the acquisition of properties”; and (iii) a third phase in which “depending on the investment objectives of the program, the program is “completed” as the partnerships are liquidated and wound down.”

CCRE was formed as a joint venture between a Cantor subsidiary and PE Firm in 2010 as co-general partners. Three executives of Cantor, including Michael Lehrman, the Company’s Chairman, also received CCRE limited partnership units. As is typical with these types of arrangements among institutions, one of the general partners, in this case a subsidiary of Cantor, acts as the managing partner with the other general partner, PE Firm, having significant rights to actively participate with respect to the operation of the joint venture, as described above. After its formation, CCRE received additional capital from (i) a $200 million investment by the State Teachers Retirement Systems of Ohio (“STRS”) in exchange for limited partnership units in 2011 and (ii) a $250 million bond offering to qualified institutional purchasers under Rule 144A under the Securities Act of 1933, as amended, in 2013. Subsequently, CCRE purchased Berkeley Point Capital (“Berkeley Point”), a business which is engaged in the origination, funding, sale and servicing of multi-family mortgage loans, from two private equity firms for a combination of

Ms. Kim McManus

July 19, 2016

cash and equity interests in CCRE. Mr. Vacarro, the Company’s Chief Executive Officer, and Mr. Schwartz, the Company’s President, each hold a small interest in CCRE as a result of the sale of Berkeley Point to CCRE.

Because the joint venture is an operating business capitalized by institutional joint venture partners, the Company does not believe that CCRE has initiated or conducted an offering or organizational phase within the meaning of the Release and, therefore, CCRE is not a “program” within the meaning of Guide 5. As a general matter, the Company does not believe that a joint venture, operating business with institutional partners and insiders should be characterized as a “program.” We also believe that CCRE is not a “program” because it is not a real estate investment fund. In addition, CCRE is managed by one of the co-general partners, not by an investment adviser or an external manager.

The Company further notes that while CCRE originates mortgages, its investment strategy is focused on securitizing such loans and recycling capital into new loan originations and, because of this, it does not hold such instruments for significant periods of time. As a result, CCRE does not satisfy the second and third prongs of a “program” for purposes of the Release since CCRE does not acquire assets for a long-term hold and for eventual liquidation as part of an expected future liquidity event to terminate its existence.

Given the nature of its business, the Company does not believe that the type of available information concerning CCRE would translate into the information required by Guide 5 relating to program prior performance. For example, providing the information required by Table I—Experience in Raising and Investing Funds (on a percentage basis) from Guide 5 does not make sense for CCRE because of its nature as a joint venture operating company and the manner in which capital and assets were contributed to the joint venture. The Company believes that the tables required by Guide 5 are designed around investment structures, such as traditional real estate investment partnership syndications, not joint ventures that are operating companies, such as CCRE. As a result, we believe that the presentation of such information in these circumstances has the risk of being misleading to investors.

Conclusion

Based on the foregoing, the Company believes that it has complied with the applicable provisions of Guide 5, including Item 8 (Prior Performance of the General Partner and Affiliates).

Prospectus Summary

Compensation to Our Advisor and its Affiliates

Special Units – Rodin Global Access Property Trust OP Holdings, LLC, page 19

4.	We note your response to comments 17, 18, and 19 of our letter. It appears that the disclosure in this section relates to two potential forms of compensation: (i) subordinated distributions to the special unit holder equal to 15% of your net cash flows payable under certain circumstances, and (ii) payments to the special unit holder upon redemption of the special units under certain circumstances. Please revise your disclosure in this section and under the heading “Management Compensation” starting on page 84 to describe these two forms of compensation separately, or advise.

Ms. Kim McManus

July 19, 2016

Response:

The Company notes that the primary source of compensation in connection with the special units relates to the payment to the special unit holder in the event of the redemption of the special units which may occur in connection with certain liquidity events or a termination of the advisory agreement. In addition, there is a limited set of circumstances, such as a sale of a large amount of assets, pursuant to which the special unit holder may receive distributions out of the Company’s net cash flows prior to the redemption of the special units. The Company has revised the disclosure in the Prospectus Summary and Management Compensation sections on pages 22 and 96 of the Second Amended Submission to clarify and separately describe the two sets of circumstances under which the special unit holder may receive compensation.

5.	We note your disclosure in this section stating that the special unit holder will be entitled to receive 15% of your net cash flows after your stockholders have received “or are deemed to have received,” in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded annual pre-tax return on such invested capital and your sponsor has received reimbursement for the payment of certain selling commissions. Please revise to clarify what you mean by “are deemed to have received” and to further elaborate upon how the 6% cumulative, non-compounded annual pre-tax return on invested capital is calculated. Additionally, please revise to clarify whether an individual stockholder should expect to receive distributions equal to his or its invested capital plus a 6% cumulative, non-compounded annual pre-tax return on such invested capital prior to payment to the special unit holder of 15% of net cash flows.

Response:

The Company has revised the disclosure on pages 22 and 96 of the Second Amended Submission to remove the reference to stockholders being “deemed to have received” return on their investment in the case of the special unit holder receiving distributions out of the Company’s net cash flows. The 6% cumulative, non-compounded annual pre-tax return on invested capital is equal to, as of the date of calculation, 6% multiplied by the product of the average amount of invested capital and the number of years over which the invested capital has been invested. For this purpose, “invested capital” means the amount calculated by multiplying the total number of shares purchased by the Company’s stockholders by the issue price at such time of such purchase, less distributions attributable to net sales proceeds and amounts paid by the Company to repurchase shares under its share repurchase program. The Company has added disclosure on pages 22 and 96 of the Second Amended Submission to clarify the calculation of the stockholder return threshold. The Company notes that as previously disclosed and set forth in “The Operating Partnership Agreement —Distributions and Allocations of Profits and Losses” section on page 173 of the Second Amended Submission, depending on various factors, including the date on which shares of the Company’s stock are purchased and the price paid for such shares of common stock, an individual may receive more or less than the 6% cumulative non-compounded annual pre-tax return on their net contributions (prior to the commencement of distributions to the holder of the special units) because the calculation is computed on the aggregate amount of

Ms. Kim McManus

July 19, 2016

offering proceeds and the aggregate amount of distributions. The Company has added similar disclosure to the Prospectus Summary and Management Compensation sections of the prospectus on pages 22 and 96 of the Second Amended Submission.

6.	We note your response to comment 20 of our letter, and your disclosure in this section stating that the special unit holder will be entitled to receive “15% of the remaining consideration that would be deemed to have been distributed to the holders of the shares of common stock after such holders have received a return of capital and a 6% return on their shares of common stock” upon the occurrence of certain liquidity events or the termination or non-renewal of the advisory agreement. Please revise to clarify what you mean by “would be deemed to have been distributed” and to further elaborate upon how the 6% return is calculated in this context.

Response:

The Company advises the Staff that the reference to stockholders being deemed to have received distributions equal to their invested capital and a 6% return on their shares refers to the circumstances where the event triggering the redemption does not result in a cash payment to the Company, such as a listing of the Company’s shares on a national securities exchange or a termination of the advisory agreement. In the case of a listing, the determination of whether the special unit holder receives payment is based on the enterprise value which is calculated based on the average share price of the Company’s shares for a specified period, as disclosed on pages 21 and 96 of the Second Amended Submission. In the case of a termination of the advisory agreement, the determination is based on an enterprise valuation calculated based on an appraisal or valuation of the Company’s assets, as disclosed on pages 21 and 96 of the Second Amended Submission. As indicated in the response to comment 5 above, the 6% cumulative, non-compounded annual pre-tax return on invested capital is equal to, as of the date of calculation, 6% multiplied by the product of the average amount of invested capital and the number of years over which the invested capital has been invested.

7.	We note your disclosure in this section, stating “If the triggering event is the termination or non-renewal of our advisory agreement other than for cause, the enterprise valuation will be calculated based on an appraisal or valuation of our assets.” We further note your risk factor disclosure under the heading “Our advisor faces conflicts of interest relating to incentive compensation and sponsor support structure . . .” on page 34, stating “Upon termination of our advisory agreement for any reason, including for cause, . . . the special unit holder may be entitled to a one-time payment upon redemption of the special units (based on an appraisal or valuation of our portfolio) in the event that the special unit holder would have been entitled to a subordinated distribution had the portfolio been liquidated on the termination date,” as well as similar disclosure on page 78-79. Please revise to reconcile these disclosures and to clarify the circumstances when the special unit holder will receive the redemption payment in the event that the advisory agreement is terminated for cause.

Ms. Kim McManus

July 19, 2016

Response:

The Company advises the Staff that as indicated in footnote (10) on page 98 of the Second Amended Submission, upon the termination of the advisory agreement for “cause,” the Company will redeem the special units in exchange for a one-time cash payment of $1.00. The Company has revised the risk factor titled “Our advisor faces conflicts of interest relating to incentive compensation and sponsor support structure, which could result in actions that are not necessarily in the long-term best interests of our stockholders “ on page 38 of the Second Amended Submission to remove the reference to termination of the advisory agreement for cause.

Estimated Use of Proceeds, page 67

8.	We note your response to comment 23 of our letter. We continue to note that your sponsor can be reimbursed for the selling commissions under certain circumstances in connection with certain liquidity events or upon the termination of the advisory agreement by you or by the advisor. As the contingent reimbursement of selling commissions to your sponsor is a cost to the business, it is our view that these amounts should be reflected in the Use of Proceeds tables. We therefore respectfully reissue our prior comment. Please ensure that the Use of Proceeds tables deduct the selling commissions without adding them back as “Sponsor Support of Selling Commissions” in computing the amount available for investment given the fact that the sponsor is not gifting this amount to the issuer, but instead will receive a contingent reimbursement right.

Response:

The Company respectfully advises the Staff that it does not believe that the reimbursement of the sponsor support of selling commissions is a use of offering proceeds and therefore should not be reflected as a cost to the Company in the Estimated Use of Proceeds table. The Company’s position is based on the following: (i) the offering proceeds are not being utilized to pay the selling commissions covered by the sponsor support, and (ii) the sponsor’s entitlement to reimbursement of the sponsor support is conditioned upon (a) the full return of the stockholders invested capital and (b) a 6.0% cumulative, non-compounded annual pre-tax return on such invested capital to stockholders.

The sponsor is providing support of the selling commissions in order to increase the amount of offering proceeds available to immediately invest and generate income for the Company and its stockholders. Accordingly, the Company believes that the sponsor support is a significant benefit to the Company and its stockholders and it is reasonable for the Company and the sponsor to expect this benefit to be reflected and apparent to investors in the Estimated Use of Proceeds table. If the Company is required to show the reimbursement of sponsor support for selling commissions as a cost in the Estimated Use of Proceeds table, even when it is not utilizing offering proceeds to fund such selling commissions, the sponsor will have less incentive to provide this benefit to the Company and its stockholders.

Ms. Kim McManus

July 19, 2016

In the prior Amended Submission, the Company clearly disclosed that the sponsor has agreed that under no circumstances may proceeds from the Offering be used to pay the sponsor support reimbursement. In the Second Amended Submission, the Company has gone one step further and affirmatively disclosed on pages 21 and 95 that in no circumstances may the contingent reimbursement be paid to the sponsor, including in connection with a termination of the advisory agreement, unless and until the Company has (i) met the required return threshold to stockholders and (ii) fully invested the proceeds from the Offering. This means that there can be no possibility of reimbursement to the sponsor until such time as the Offering has closed and the proceeds from the Offering have been invested and, accordingly, any reimbursement will not be out of offering proceeds. Further, in the event that the performance of the Company is such that the sponsor is entitled to recoup these funds, it will be without interest, paid from cash flows or revenues and not from offering proceeds and likely to be years after. We believe the requirement to satisfy the combination of conditions before the contingent reimbursement can be paid resolves any question as to whether the contingent reimbursement can be characterized as a cost of the Offering.

The Company also advises the Staff that it believes that any characterization that funds available to the Company are “fungible” is not valid, because offering proceeds will have been fully deployed and a sufficient return will have been realized prior to the obligation of the Company to pay the contingent reimbursement. In addition, as disclosed in the Registration Statement, it is not certain that the required return threshold will be achieved. In this regard, the Company notes that for purposes of the Company’s financial statements, the contingent reimbursement will not be recorded as a liability.

In summary, the Company believes that the sponsor support of selling commissions is a significant benefit to the Company and its stockholders. The sponsor’s entitlement to reimbursement of its sponsor support is conditioned upon the return of the stockholders invested capital and meeting the distribution return threshold to stockholders after the proceeds from the offering have been fully invested. Accordingly, the Company does not believe that the reimbursement of sponsor support of selling commissions is a use of the Company’s offering proceeds and reflecting such reimbursement as a cost to the Company in the Estimated Use of Proceeds table under these circumstances is both inappropriate and potentially confusing to stockholders.

9.	We note your response to comment 25. Please revise your disclosure in footnote (6), (7) and (5) on pages 68, 70, and 71, respectively, to include the clarification provided in your response and show how you determined the amounts of acquisition fees and acquisition expenses presented in these footnotes.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 73, 74 and 76 of the Second Amended Submission to clarify the calculation of acquisition fees and acquisition expenses presented in the footnotes.

Ms. Kim McManus

July 19, 2016

Management Compensation, page 84

10.	We note your response to comment 27, which seems to focus on the manner in which you will notify shareholders of changes to advisory compensation. Please also revise to clarify if the company may increase fees payable to the advisor without shareholder consent.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Second Amended Submission to clarify that the Company may increase the fees payable to the advisor without stockholders consent.

Plan of Distribution, page 168

11.	We note your response to comment 33 and disclosure on page 172 stating that your officers, directors, as well as officers and employees of your sponsor and advisor, etc. may purchase shares in the offering and that “they would expect to hold such shares as stockholders for investment and not for distribution.” Please revise to clarify that they “will hold” such shares for investment and not for distribution.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 180 of the Second Amended Submission to clarify that the Company’s officers and employees of the Company’s sponsor and advisor will hold such shares for investment and not for distribution in such circumstances.

***

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Bryan Hough, Esq.
Mr. Jorge L. Bonilla
Ms. Shannon Sobotka
Mr. Michael Lehrman, Rodin Global Access Property Trust, Inc.
Stephen Merkel, Esq., Rodin Global Access Property Trust, Inc.
Judith D. Fryer, Esq., Greenberg Traurig, LLP